SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No.    15   )*



                            ILLINOIS POWER COMPANY
                               (Name of Issuer)


            Voting Serial Cumulative Preferred Stock, $50 Par Value
                         8.00% Series and 8.24% Series
                        (Title of Class of Securities)


                             452092703, 452092877
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                            Page 1 of   6    Pages

 13G  CUSIP No.                                Page   2    of   6    Pages
 452092703,452092877

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       American General Corporation
       IRS # 74-0483432

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)


                                                                         (b)

   3   SEC USE ONLY


   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas


   NUMBER OF      5    SOLE VOTING POWER

     SHARES            0

  BENEFICIALLY    6    SHARED VOTING POWER

    OWNED BY           242,000

      EACH        7    SOLE DISPOSITIVE POWER

   REPORTING           0

     PERSON
                  8    SHARED DISPOSITIVE POWER
      WITH
                       242,000

   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       242,000

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.9%

  12   TYPE OF REPORTING PERSON*

       HC, CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 4 of 6 Pages


Item 1.     (a)   Name of Issuer:

                  ILLINOIS POWER COMPANY (the "Issuer")

            (b)   Address of Issuer's Principal Executive Offices:

                  500 South 27th Street
                  Decatur, Illinois  62525

Item 2.     (a)   Name of Person Filing:

                  AMERICAN GENERAL CORPORATION ("American General")

            (b)   Address of Principal Business Office:

                  2929 Allen Parkway
                  Houston, TX   77019

            (c)   Citizenship:

                  Texas

            (d)   Title of Class of Securities:

                  Voting Serial Cumulative Preferred Stock, $50 par value ("Preferred Stock")

                  The securities reported in this statement include shares issued in the 8.00% Series and 8.24% Series of the Preferred Stock. American General has ceased to beneficially own shares of the 8.94% Series.

            (e)   CUSIP Number:

                  452092703
                  452092877

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   ( )   Broker or dealer  registered under Section  15 of  the
                        Act,

            (b)   ( )   Bank as defined in Section 3(a)(6) of the Act,

            (c)   ( )   Insurance Company  as defined in  Section 3(a)(19)  of
                        the Act,

            (d)   ( )   Investment Company registered  under Section 8 of  the
                        Investment Company Act,

            (e)   ( )   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940,
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                                                             Page 5 of 6 Pages


            (f)   ( )   Employee Benefit Plan, Pension  Fund which is  subject
                        to  the provisions of  the Employee  Retirement Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(1)(ii)(F),

            (g)   (X)   Parent Holding  Company,  in accordance  with  Section
                        240.13d-1(b)(1)(ii)(G), or

            (h)   ( )   Group,   in   accordance    with   Section    240.13d-
                        1(b)(1)(ii)(H)

Item 4.     Ownership.

            (a)   Amount Beneficially Owned:

                  American General beneficially owns, through its wholly-owned subsidiaries as set forth in Item 4(c) and Item 7 below, an aggregate 242,000 shares of the Issuer's Preferred Stock.

            (b)   Percent of Class:

                  5.9% (based on an aggregate 4,128,320 shares of Preferred Stock outstanding in all Series thereof as of February 16, 1993 as set forth in the Issuer's proxy statement dated March 5, 1993)

            (c) Number of shares as to which such person has sole or shared voting and disposition power:

                  American General has shared power with American General Life Insurance Company of New York ("AGNY") to vote or to direct the vote, and to dispose or to direct the disposition of, 23,600 shares of Preferred Stock. (See Item 7)

                  American General has shared power with Gulf Life Insurance Company ("GLIC") to vote or to direct the vote, and to dispose or to direct the disposition of, 51,400 shares of Preferred Stock. (See Item 7)

                  American General has shared power with American General Life Insurance Company ("AGL") to vote or to direct the vote, and to dispose or to direct the disposition of, 36,000 shares of Preferred Stock. (See Item 7)

                  American General has shared power with American General Life and Accident Insurance Company ("AGLA") to vote or to direct the vote, and to dispose or to direct the disposition of, 131,000 shares of Preferred Stock. (See Item 7)

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial
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                                                             Page 6 of 6 Pages


            owner of more than five percent of the class of securities, check the following ( ).

                                                             Page 7 of 6 Pages


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            American General knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8.00% Series and 8.24% Series of Preferred Stock of the Issuer beneficially owned by American General.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            The securities which are the subject of this report are held as follows by American General's wholly owned subsidiaries (see
            Item 4(c) for the abbreviations), each of which is an insurance company as that term is defined in Section 3(a)(19) of the Securities Exchange Act of 1934:

                                             No. of
8.00% Series                                 Shares

AGL                                          36,000
AGNY                                         19,600
GLIC                                         44,500
AGLA                                        111,000

8.24% Series

AGNY                                          4,000
GLIC                                          6,900
AGLA                                         20,000

Item 8. Identification and Classification of Members of the Grou p.

                      Not applicable.

Item 9.               Notice of Dissolution of Group.

                      Not applicable.

                                                             Page 8 of 6 Pages


Item 10.              Certification.

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   Signature

                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     AMERICAN          GENERAL
                                                     CORPORATION


Date:  February 11, 1994   By:  /s/ PETER V. TUTERS
                                                          Peter V. Tuters
                                                          Senior          Vice
President and
                                                              Chief Investment
Officer























illpwrfm.bck
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